

September 30, 2025

Jean-Paul Kress, M.D.
President and Chief Executive Officer
Vor Biopharma Inc.
500 Boylston Street, Suite 1350
Boston, Massachusetts 02116

> **Re: Vor Biopharma Inc.**
> **Registration Statement on Form S-3**
> **Filed September 24, 2025**
> **File No. 333-290490**

Dear Jean-Paul Kress M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Katie Kazem